FOR IMMEDIATE RELEASE

Press Contact	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: GSpress@globalsources.com	e-mail: investor@globalsources.com

Investor Contact in U.S.
Cathy Mattison
LHA
Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources enters into definitive amalgamation agreement

NEW YORK, May 23, 2017 – Global Sources Ltd. (NASDAQ: GSOL) (the “Company”) today announced that it has entered into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) with Expo Holdings I Ltd. (“Parent”) and Expo Holdings II Ltd. (“Amalgamation Sub”), a wholly-owned subsidiary of Parent, pursuant to which Amalgamation Sub and the Company will be amalgamated and continue as an exempted company limited by shares registered under the laws of Bermuda (the “Amalgamated Company”), which will become a wholly-owned subsidiary of Parent (the “Amalgamation”).

Subject to the terms and conditions set forth in the Amalgamation Agreement, at the effective time of the Amalgamation, each issued and outstanding common share of the Company (each “Share”) will be automatically cancelled and converted into the right to receive an amount equal to US$18.00 (the “Amalgamation Consideration”) in cash, without interest. The Amalgamation Consideration represents a premium of 50.0% over the Company’s closing price of US$12.00 per Share on May 22, 2017, the last trading day prior to the date that the Company entered into the Amalgamation Agreement, and a premium of 72.65% to the volume-weighted average closing prices of the Shares during the 30 trading days prior to May 22, 2017.

The consummation of the Amalgamation is subject to customary closing conditions, including the approval by the shareholders of the Company, as well as certain other customary closing conditions. Mr. Merle Allan Hinrich, director and Executive Chairman of the Company, together with his wife Mrs. Miriam Hinrich, and Hinrich Investments Limited, have each entered into a voting and support agreement with Expo Holdings I Ltd. and Expo Holdings II Ltd., pursuant to which each of Mr. Merle Allan Hinrich, Mrs. Miriam Hinrich and Hinrich Investments Limited has agreed to vote all their Shares in favor of the authorization and approval of the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation. As of the date of this press release, Mr. Merle Allan Hinrich, Mrs. Miriam Hinrich and Hinrich Investments Limited beneficially own approximately 64.87% of the total issued and outstanding Shares. If completed, the Amalgamation will result in the Company becoming a privately-held company and its Shares will no longer be listed on the NASDAQ Global Select Market.

The Company’s Board of Directors (the “Board”) unanimously approved the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and resolved to recommend that the Company’s shareholders approve the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation. The Board negotiated the terms of the Amalgamation Agreement with the assistance of its legal and financial advisors.

The Company expects to hold a special meeting of its shareholders to consider and act upon the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement as promptly as practicable. Details regarding the record date for, and the date, time and place of, the special meeting will be included in a press release when finalized.

CVCapital Securities, LLC is serving as the financial advisor to the Board. Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal advisor to the Board, and Appleby is serving as Bermuda legal advisor to the Board.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), trade shows, magazines, and apps.

More than 1.4 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company’s actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.